Exhibit 12
CIGNA CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Nine Months Ended
	September 30,
	2010	2009

Income from continuing operations before income taxes	$1,325	$1,390

Adjustments:
Income from equity investee	(16)	(11)
Income attributable to noncontrolling interest	(3)	(2)

Income before income taxes, as adjusted	$1,306	$1,377

Fixed charges included in income:

Interest expense	$135	$122
Interest portion of rental expense	33	36

	168	158

Interest credited to contractholders	3	2

	$171	$160

Income available for fixed charges (including interest credited to contractholders)	$1,477	$1,537

Income available for fixed charges (excluding interest credited to contractholders)	$1,474	$1,535

RATIO OF EARNINGS TO FIXED CHARGES:

Including interest credited to contractholders	8.6	9.6

SUPPLEMENTAL RATIO:

Excluding interest credited to contractholders	8.8	9.7